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4/5/2004



SECURI█ 04018094 ▲ISSIO█
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ANNUAL AUDITED REP█R█
~~FORM X-17A-5~~
PART III

RECEIVED
MAR 2 9 2004
WASH. D.C. 208

SEC FILE NUMBER
8- 0̸43933

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2003___ AND ENDING ___December 31, 2003___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Global Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 E. Colorado Blvd., Suite M120
(No. and Street)

Pasadena   California   91101-2252
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NobleTrenham   (626) 568-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7   Northridge   California   91324
(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Noble Trenham_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___First Global Securities, Inc._____, as of ___December 31_____, ___2003___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

State of _California_

County of _Los Angeles_

Subscribed and sworn (or affirmed) to before me this __4__ day of _Feb_____, _2004_

_____
Notary Public

_____
Signature

_____
Title

LOUIS JILLY
Commission # 1429990
Notary Public - California
Los Angeles County
My Comm. Expires Jul 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



First Global Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2003



KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
First Global Securities, Inc.

I have audited the accompanying statement of financial condition of First Global Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Global Securities, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 23, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

First Global Securities, Inc.
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	878
Receivable from broker and dealers		13,548
Marketable securities, at market value		93,210
Deposits with clearing organizations		11,306
Receivable from related party		94,870
Furniture, fixtures and equipment,		
net of $47,709 accumulated depreciation		4,433
Other assets		15,337
Total assets	$	233,582

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	8,183
Payroll taxes payable		1,291
Income taxes payable		800
Total liabilities		10,274

Stockholder's equity

Common stock, $4 par value, 10,000 shares authorized,	
1,000 issued and outstanding	4,000
Additional paid-in capital	591,833
Accumulated deficit	(372,525)
Total stockholder's equity	223,308
Total liabilities and stockholder's equity	$ 233,582

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues

Commissions	$ 303,640
Management and underwriting fees	36,500
Interest income	28
Rental income	11,891
Gains (losses) from investments in marketable securities	15,543
Unrealized gains (losses) in investments in marketable securities	15,599
Total revenues	383,201

Expenses

Commissions, trading fees and floor brokerage	148,184
Employee compensation and benefits	35,055
Communications	14,937
Occupancy & equipment rental	90,564
Taxes, other than income taxes	13,328
Other operating expenses	193,357
Total expenses	495,425
Income (loss) before income taxes	(112,224)
Income tax provision	800
Net income (loss)	$ (113,024)

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2003

	Common Stock	Additional Paid - In Capital	Accumulated Deficit	Total
Balance, January 1, 2003	$ 4,000	$ 425,854	$ (259,501)	$ 170,353
Proceeds from additional paid-in capital	–	165,979	–	165,979
Net income (loss)	–	–	(113,024)	(113,024)
Balance, December 31, 2003	$ 4,000	$ 591,833	$ (372,525)	$ 223,308

The accompanying notes are an integral part of these financial statements.

First Global Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:

Net income (loss)		$ (113,024)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	$ 2,443	
Valuation of marketable securities to market	(15,599)	
(Gains) losses on sale of marketable securities	(15,543)	
(Increase) decrease in:		
Receivable from clearing firms	3,552	
Deposits held at clearing firms	(11,306)	
(Decrease) increase in:		
Accounts payable	(18,163)	
Income taxes payable	800	
Payroll taxes payable	1,291	
Total adjustments		(52,525)
Net cash and cash equivalents used in operating activities		(165,549)

Cash flows from investing activities:

Proceeds from sale of marketable securities	15,008	
Net cash and cash equivalents provided by investing activities		15,008

Cash flows from financing activities:

Proceeds from short-term loan payable	(57,209)	
Proceeds from additional paid-in capital	165,979	
Net cash and cash equivalents provided by financing activities		108,770
Net decrease in cash and cash equivalents		(41,771)
Cash and cash equivalents at beginning of year		42,649
Cash and cash equivalents at end of year		$ 878

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	–
Income taxes	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First Global Securities, Inc. (the "Company") is a California corporation incorporated on March 8, 1991. The Company is a member of the National Association of Securities Dealers ("NASD"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company is a wholly owned subsidiary of First Global Holdings, Inc. ("Parent"). The Company has about three hundred (300) accounts with no one account contributing a significant revenue source; the vast majority of clients are in Southern California.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis, except for propriety transactions, commission revenues and the related expenses which are recorded on a trade date basis.

Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Furniture, furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholder's equity.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of corporate stock with the fair market value of $93,210. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gain of $15,599.

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $11,306 with Penson Financial Services, Inc. for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 4: INCOME TAXES

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The income tax provision for the year ended December 31, 2003 consists of the California Franchise Tax Board minimum tax of $800.

First Global Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 5: PROPERTY AND EQUIPMENT

The furniture, fixtures and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 34,569	5
Equipment	17,573	7
	52,142	
Less accumulated depreciation	(47,709)	
Net furniture, fixtures and equipment	$ 4,433	

Depreciation expense for the year ended December 31, 2003 was $2,443.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

First Global Securities, Inc.
Notes to Financial Statements
December 31, 2003

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company had net capital of $85,242, which was $80,242 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($10,274) to net capital was 0.12 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 76,346
Adjustments:		
Non-allowable assets	$ (4,886)	
Accumulated deficit	10,280	
Haircuts on securities & undue concentration	3,502	
Total adjustments		8,896
Net capital per audited statements		$ 85,242

First Global Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Stockholder's equity

Common stock	$ 4,000	
Additional paid-in capital	591,833	
Retained deficit	(372,525)	
Total stockholder's equity		$ 223,308

Less: Non-allowable assets

Receivable from related party	(94,632)	
Fixed assets, net	(4,433)	
Other assets	(15,337)	
Total non-allowable assets		(114,402)

Net capital before haircuts   108,906

Less: Adjustments to net capital

Haircuts on securities	(13,583)	
Haircuts on mutual fund	(186)	
Undue concentration	(9,895)	
Total adjustments to net capital		(23,664)

Net Capital   85,242

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 685	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000

Excess net capital $ 80,242

Ratio of aggregate indebtedness to net capital   0.12:1

There was a material difference of $8,896 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003. See Note 8.

First Global Securities, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Information relating to possession or control requirements is not applicable to First Global Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

First Global Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
First Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of First Global Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by First Global Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 23, 2004